Contact

www.linkedin.com/in/jakob-von-rosen-imig-38b278204 (LinkedIn)
solarislate.com/ (Company)
www.castlenexus.org/ (Personal)

Top Skills

User Experience (UX)
Start-up Ventures
Project Management

Jakob von Rosen Imig

Sustainable BIPV solar systems integrator
Anaheim, California, United States

Summary

In addition to 12 years of professional solar experience, Jakob possesses excellent interpersonal and negotiation skills, which are crucial in navigating complex B2B transactions. He is adept at identifying client needs and tailoring solutions that meet and exceed expectations. His ability to build and maintain lasting client relationships is a key factor in driving revenue growth.

Experience

Solarislate
Co-Founder
February 2023 - Present (2 years 1 month)
Florida, United States

A patent pending BIPV solution that harnesses the best of conventional and BIPV solar, and even looks like a real roof. No holes, no worries.

Castle Nexus
Founder
May 2024 - Present (10 months)
Florida, United States

From the founders ancestral home comes dedication to the local community, we focus on improving and conserving local heritage sites, we are building a demo AI & XR program for Sustainable Tourism and Cultural Restoration

Private Contractor
Private Consultant
March 2016 - Present (9 years)
Miami-Fort Lauderdale Area
